                                                                    EXHIBIT 12.2


           STATEMENT OF COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (In thousands)


                                              Year ended        Six months ended
                                           December 31, 1998      June 30, 1999
                                           -----------------    ----------------
Earnings:

Income before income taxes                      $13,762              $ 4,141
Fixed Charges per below                          15,840                6,753
Less: Capitalized interest per below                  --                   --
Current period amortization of interest
  capitalized in prior periods
                                                -------              -------
Total Earnings                                  $29,602              $10,894
                                                =======              =======

Fixed Charges and Preferred Stock
  Dividends:

Interest expense                                $14,674              $ 6,631
Capitalized interest                                 --                   --
Interest portion of rent expense                    207                  122
Preferred dividend requirements                     959                   --
                                                -------              -------
Total Fixed Charges and Preferred Stock
  Dividends                                     $15,840              $ 6,753
                                                =======              =======

Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends:                    1.9                  1.6
                                                =======              =======